Exhibit 99.3

Cable and Wireless plc (“the Company”) was notified on 7 March 2003 pursuant to section 198 to 202 of the Companies Act 1985, that Franklin Resources Inc. and its affiliates held solely for investment purposes in aggregate 117,798,429 Ordinary Shares of 25 pence each in the issued Ordinary Share capital of the Company.

These holdings represent 4.943% per cent of the issued Ordinary Share capital of the Company.